UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2025
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2025 Results

Consolidated
•	Revenue and Operating Segment Income (“OSI”) declined by 4.8% and 0.7% respectively, translating into a 38.5% margin.
•	OSI margin expanded by approximately 140 basis points, driven by ongoing efficiencies and synergies.
•	Operating Cash Flow (“OCF”)[1] margin of 13.7% came in as expected due to our full year capex deployment goal.

Cable
•	Passed 27.7 thousand homes with fiber-to-the-home (“FTTH”), reaching around 20 million homes passed with our network.
•	Broadband subscribers of 5.6 million, with 21.6 thousand net adds as our customer satisfaction and retention strategies allowed us to keep reducing churn.
•	Mobile subscribers of 557.6 thousand, with 94.0 thousand net adds driven by our innovative mobile virtual network operations (“MVNO”) service relaunched in 4Q’24.
•	Revenue remained flat as the increase in our Enterprise Operations offset the MSO Operations slight decline. On a sequential basis, revenue from our MSO Operations grew by 0.4%.

Sky
•	Total Revenue Generating Units (“RGUs”) of 4.1 million, with 329.4 thousand disconnections.
•	Revenue declined by 18.2%, driven by a decrease in the RGUs base of 23.9%.

Earnings Call Date and Time: Friday, October 24, 2025, at 11:00 A.M. ET.
Conference ID # is 7487837

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 12:00 P.M. ET with the access code #1575564 on October 24th and will end at midnight on November 7th.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of September 30, 2025 and December 31, 2024, and for the nine months ended September 30, 2025 and 2024.

Consolidated Results

Mexico City, October 23, 2025 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the third quarter of 2025. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2025, and 2024, in millions of Mexican pesos:

	3Q’25	Margin	3Q’24	Margin	Change
		%		%	%
Revenues	14,627.0	100.0	15,362.8	100.0	(4.8)
Operating segment income (1)	5,677.1	38.5	5,717.1	37.1	(0.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Revenues decreased by 4.8% to Ps.14,627.0 million in the third quarter of 2025, compared with Ps.15,362.8 million in the third quarter of 2024. This decrease was mainly due to the revenue decline in the Sky segment. Operating segment income decreased by 0.7%, translating into a 38.5% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2025, and 2024, in millions of Mexican pesos:

	3Q’25	Margin %	3Q’24	Margin %	Change %
Revenues	14,627.0	100.0	15,362.8	100.0	(4.8)
Net (loss) income	(1,911.7)	(13.1)	670.5	4.4	n/a
Net (loss) income attributable to stockholders of the Company	(1,932.5)	(13.2)	666.5	4.3	n/a
Segment revenues	14,730.8	100.0	15,406.5	100.0	(4.4)
Operating segment income (1)	5,677.1	38.5	5,717.1	37.1	(0.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income before income taxes increased by Ps.254.9 million, or 30.3%, to Ps.1,096.4 million in the third quarter of 2025, compared to Ps.841.5 million in the third quarter of 2024.

Net income or loss attributable to stockholders of the Company changed by Ps.2,599.0 million, to a net loss of Ps.1,932.5 million in the third quarter of 2025, compared with a net income of Ps.666.5 million in the third quarter of 2024.

This unfavorable change reflected primarily a Ps.2,837.1 million increase in income taxes, which included a non-cash write-off of a deferred income tax asset for the amount of Ps.2,658.2 million derived from capital tax losses that are expected to remain unused at their maturity at consolidated level, although a significant portion of these capital tax losses are intended to be converted into a tax investment cost on a non-consolidated basis before maturity; as well as (i) a Ps.893.1 million decrease in share of income of associates and joint ventures; and (ii) a Ps.16.8 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by (i) a Ps.288.5 million increase in operating income before other expense; (ii) a Ps.275.6 million decrease in other expense, net; and (iii) a decrease of Ps.583.9 million in finance expense, net.

Third-quarter Results by Business Segment

The following table presents the third quarter consolidated results for the periods ended September 30, 2025 and 2024, for each of our business segments. Consolidated results for the third quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenues	3Q’25%		3Q’24%		Change %
Cable	11,679.8	79.3	11,675.4	75.8	0.0
Sky	3,051.0	20.7	3,731.1	24.2	(18.2)
Segment Revenues	14,730.8	100.0	15,406.5	100.0	(4.4)
Intersegment Operations (1)	(103.8)		(43.7)
Revenues	14,627.0		15,362.8		(4.8)

Operating Segment Income (2)	3Q’25	Margin %	3Q’24	Margin %	Change %
Operating Segment Income (2)	5,677.1	38.5	5,717.1	37.1	(0.7)
Corporate Expenses	(57.4)	(0.4)	(61.2)	(0.4)	6.2
Depreciation and Amortization	(4,604.5)	(31.5)	(4,907.5)	(31.9)	(6.2)
Other Expense, net	(43.7)	(0.3)	(319.3)	(2.1)	n/a
Intersegment Operations (1)	(42.7)	(0.3)	(64.4)	(0.4)	n/a
Operating Income	928.8	6.3	364.7	2.4	n/a
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable Operating Metrics

Total net additions for the quarter were 113.6 thousand RGUs, primarily driven by gains of 94.0 thousand mobile subscribers, 40.7 thousand voice subscribers, and 21.6 thousand broadband subscribers. On the other hand, we lost 42.7 thousand video subscribers.

The following table sets forth the breakdown of RGUs by service type for our Cable segment as of September 30, 2025, and 2024.

RGUs	3Q’25 Net Adds	3Q’25	3Q’24
Video	(42,691)	3,677,832	3,941,178
Broadband	21,583	5,648,408	5,711,169
Voice	40,688	5,512,882	5,418,270
Mobile	94,007	557,608	322,957
Total RGUs	113,587	15,396,730	15,393,574

Sky Operating Metrics

During the quarter, Sky had around 329.4 thousand RGUs net disconnections, primarily due to the loss of 299.8 thousand video RGUs.

The following table sets forth the breakdown of RGUs by service type for Sky as of September 30, 2025, and 2024.

RGUs	3Q’25 Net Adds	3Q’25	3Q’24
Video	(299,757)	3,793,812	4,927,928
Broadband	(28,951)	251,263	389,305
Voice	1	163	236
Mobile	(688)	10,598	15,523
Total RGUs	(329,395)	4,055,836	5,332,992

Revenues and Operating Segment Income

Third quarter segment revenues decreased by 4.4% to Ps.14,730.8 million compared with Ps.15,406.5 million in the third quarter of 2024. Revenues in our MSO operations decreased by 0.7%, primarily due to a slightly lower subscriber base; however, they grew 0.4% on a sequential basis. Revenues in our Enterprise Operations increased by 7.7%. Finally, Sky’s revenues declined by 18.2%, driven by a year-on-year decrease in RGUs.

Third quarter operating segment income decreased by 0.7% to Ps.5,677.1 million compared with Ps.5,717.1 million in the third quarter of 2024. The margin reached 38.5%, increasing by approximately 140 basis points year-on-year, driven by ongoing efficiencies and synergies.

The following table presents the third-quarter consolidated results for the periods ended September 30, 2025, and 2024, for each of our business segments. Consolidated results for the year and the third quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenue (1)	3Q'25	3Q'24	Change %
Millions of Mexican pesos
MSO Operations (1)	10,580.8	10,654.5	(0.7)
Enterprise Operations (1)	1,099.0	1,020.9	7.7
Cable	11,679.8	11,675.4	0.0
Sky	3,051.0	3,731.1	(18.2)
Segment Revenues	14,730.8	15,406.5	(4.4)
Operating Segment Income	5,677.1	5,717.1	(0.7)
Margin (%)	38.5	37.1
(1) Revenue results for our MSO and Enterprise operations include consolidation adjustments.

Corporate Expense

Corporate expense decreased by Ps.3.8 million, or 6.2%, to Ps.57.4 million in the third quarter of 2025, from Ps.61.2 million in the third quarter of 2024. The decrease primarily reflected a decline in share-based compensation expense, which was partially offset by an increase in other corporate expenses.
Share-based compensation expense in the third quarter 2025 and 2024 amounted to Ps.72.3 million and Ps.110.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other expense, Net

Other expense, net, decreased by Ps.275.6 million, or 86.3%, to Ps.43.7 million in the third quarter of 2025, from Ps.319.3 million in the third quarter of 2024. This decrease reflected primarily a recovery of an insurance claim, as well as a lower non-recurring severance expense in connection with headcount reductions, which was partially offset by a higher loss on disposition of equipment.
The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended September 30, 2025 and 2024.

Other (Expense) Income, Net	3Q’25	3Q’24
Cash	(132.1)	(314.8)
Non-cash	88.4	(4.5)
Total	(43.7)	(319.3)

Finance Expense, Net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended September 30, 2025 and 2024.

	3Q’25	3Q’24	Favorable (Unfavorable) Change
Interest expense	(1,756.7)	(2,064.9)	308.2
Interest income	536.5	879.0	(342.5)
Foreign exchange gain (loss), net	622.6	(294.8)	917.4
Other finance (expense) income, net	(77.8)	221.4	(299.2)
Finance expense, net	(675.4)	(1,259.3)	583.9

Finance expense, net, decreased by Ps.583.9 million, or 46.4%, to Ps.675.4 million in the third quarter of 2025, from Ps.1,259.3 million in the third quarter of 2024.

This decrease reflected:

(i)	a Ps.308.2 million decrease in interest expense, primarily in connection with a lower average principal amount of debt, and a lower average U.S. dollar exchange rate in the third quarter of 2025; and
(ii)
a Ps.917.4 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 2.8% appreciation of the Mexican peso against the U.S. dollar on a higher average U.S. dollar-denominated net liability position in the third quarter of 2025, compared with a 7.2% depreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar-denominated net liability position in the third quarter of 2024.

These favorable variances were partially offset by (i) a Ps.342.5 million decrease in interest income, explained primarily by lower interest rates applicable to our cash equivalents in Mexican pesos and U.S. dollars in the third quarter of 2025, as well as a lower average U.S. dollar exchange rate applicable to our interest income from U.S. dollar cash equivalents, and a lower average amount of cash equivalents in the third quarter of 2025; and (ii) a Ps.299.2 million unfavorable change in other finance income or expense, net, resulting from a loss in fair value of our derivatives contracts in the third quarter of 2025.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.893.1 million, to Ps.843.0 million in the third quarter of 2025, from Ps.1,736.1 million in the third quarter of 2024. This decrease primarily reflected a lower share of income of TelevisaUnivision, Inc. (“TelevisaUnivision”) in the third quarter of 2025.
Share of income of associates and joint ventures, net, in the third quarter of 2025, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes increased by Ps.2,837.1 million, to Ps.3,008.1 million in the third quarter of 2025, from Ps.171.0 million in the third quarter of 2024. This increase reflected primarily a higher effective income tax rate, primarily in connection with (i) as discussed above, a non-cash write-off of a deferred income tax asset derived from capital tax losses that are expected to remain unused at their maturity, which was calculated by applying the estimated annual effective income tax rate for the nine months ended September 30,2025, and (ii) an expected tax inflationary gain derived from a net liability monetary position on certain significant companies in the Group.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.16.8 million to Ps.20.8 million in the third quarter of 2025, compared with Ps.4.0 million in the third quarter of 2024. This increase reflected primarily a higher net income attributable to non-controlling interests in our Cable segment in the third quarter of 2025.

Capital Expenditures

During the third quarter of 2025, we invested approximately U.S.$196.1 million (Ps.3,656.6 million) in property, plant and equipment as capital expenditures.
The following table sets forth the total amount of capital expenditures in property, plant and equipment for the quarters ended September 30, 2025, and 2024, in millions of U.S. dollars and Mexican pesos:

	3Q’25 (Millions of U.S. Dollars)	3Q’25 (Millions of Mexican Pesos)	3Q’24 (Millions of U.S. Dollars)	3Q’24 (Millions of Mexican Pesos)
Capital Expenditures	196.1	3,656.6	128.1	2,426.6

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of September 30, 2025, and December 31, 2024. Amounts are stated in millions of Mexican pesos.

	September 30, 2025	December 31, 2024	(Decrease) Increase
)Current portion of long-term debt	3,802.0	4,557.0	(755.0)
Long-term debt, net of current portion	83,259.1	98,398.2	(15,139.1)
Total debt (1)	87,061.1	102,955.2	(15,894.1)
Current portion of long-term lease liabilities	1,265.7	1,243.0	22.7
Long-term lease liabilities, net of current portion	3.437.0	4,143.7	(706.7)
Total lease liabilities	4,702.7	5,386.7	(684.0)
Total debt and lease liabilities	91,763.8	108,341.9	(16,578.1)
(1) As of September 30, 2025 and December 31, 2024, total debt is presented net of finance costs in the aggregate amount of Ps.1,195.3 million and Ps.1,259.0 million, respectively.

As of September 30, 2025, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.50,086.3 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,820.7 million as of September 30, 2025.

Shares Outstanding

As of September 30, 2025 and December 31, 2024, our shares outstanding amounted to 312,120.7 million and 315,451.8 million shares, respectively, and our CPO equivalents outstanding amounted to 2,667.7 million and 2,696.2 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of September 30, 2025 and December 31, 2024, the GDS (Global Depositary Shares) equivalents outstanding amounted to 533.5 million and 539.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

This last august, we published our 2024 Sustainability Report "Your world, connected", aligned to the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) indicators, with a limited assurance, where we detail our ESG strategy consisting of 4 pillars: climate-resilient connections, digital inclusion, empowering people, and leading by example, framing our initiatives to create a positive impact in our business and the world. Through our diverse portfolio of services, we enable connectivity and fulfill our purpose: Bringing people closer to what matters most to them.
Through our actions and enhanced of our disclosure on Environmental, Social, and Governance topics, we increased our "S&P Global ESG Score" by 10 points, driven by improvements in the Social and Governance dimensions.
Finally, we completed this year's Carbon Disclosure Project (CDP) questionnaire, a non-profit organization that operates the global disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts. We expect the evaluation results later this year.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2024, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.
In addition, from time to time, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information, as well as other important information concerning its business, on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager / nespinozam@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		September 30, 2025 (Unaudited)		December 31, 2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	37,856.8	Ps.	46,193.2
Trade accounts receivable, net		6,146.9		6,175.8
Other accounts receivable, net		83.3		125.5
Income taxes receivable		5,247.6		6,374.1
Other receivable taxes		2,927.4		3,207.9
Derivative financial instruments		—		1,297.0
Due from related parties		4,156.5		339.6
Transmission rights		863.6		950.7
Inventories		419.5		463.2
Contract costs		1,525.2		1,483.0
Other current assets		2,442.3		1,657.5
Total current assets		61,669.1		68,267.5

Non-current assets:
Trade accounts receivable, net of current portion		484.4		484.5
Due from related party		—		3,293.5
Derivative financial instruments		—		704.1
Transmission rights		74.2		74.2
Investments in financial instruments		3,820.7		2,494.7
Investments in associates and joint ventures		43,873.1		44,436.7
Property, plant and equipment, net		60,094.0		63,664.3
Investment property, net		2,644.7		2,706.5
Right-of-use assets, net		3,288.6		3,336.9
Intangible assets, net		38,012.6		38,927.0
Deferred income tax assets		19,042.3		20,630.8
Contract costs		2,541.4		2,488.1
Other assets		188.9		149.1
Total non-current assets		174,064.9		183,390.4
Total assets	Ps.	235,734.0	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		September 30, 2025 (Unaudited)		December 31, 2024 (Audited)
LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	3,802.0	Ps.	4,557.0
Interest payable		1,322.2		1,674.5
Current portion of lease liabilities		1,265.7		1,243.0
Derivative financial instruments		384.8		—
Trade accounts payable and accrued expenses		12,553.0		11,329.9
Customer deposits and advances		1,094.6		1,130.4
Current portion of deferred revenue		287.7		287.7
Income taxes payable		61.2		1,320.6
Other taxes payable		2,029.4		2,610.1
Employee benefits		1,417.6		1,258.6
Due to related parties		194.0		202.4
Other current liabilities		2,330.6		1,688.9
Total current liabilities		26,742.8		27,303.1
Non-current liabilities:
Long-term debt, net of current portion		83,259.1		98,398.2
Lease liabilities, net of current portion		3,437.0		4,143.7
Deferred revenue, net of current portion		4,386.9		4,602.7
Deferred income tax liabilities		2,351.4		1,251.4
Post-employment benefits		830.9		772.5
Other long-term liabilities		3,633.8		3,490.7
Total non-current liabilities		97,899.1		112,659.2
Total liabilities		124,641.9		139,962.3

EQUITY
Capital stock		3,933.5		3,933.5
Additional paid-in capital		13,359.5		13,359.5
		17,293.0		17,293.0
Retained earnings:
Legal reserve		1,798.4		1,798.4
Unappropriated earnings		109,621.7		118,508.2
Net loss for the period		(1,138.2)		(8,265.5)
		110,281.9		112,041.1
Accumulated other comprehensive loss, net		(11,728.2)		(12,882.8)
Shares repurchased		(14,106.7)		(13,997.3)
		84,447.0		85,161.0
Equity attributable to stockholders of the Company		101,740.0		102,454.0
Non-controlling interests		9,352.1		9,241.6
Total equity		111,092.1		111,695.6
Total liabilities and equity	Ps.	235,734.0	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2025		2024		2025		2024
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	14,627.0	Ps.	15,362.8	Ps.	44,330.0	Ps.	47,034.5
Cost of revenues		(9,258.7)		(9,944.3)		(27,493.7)		(30,862.7)
Selling expenses		(1,655.1)		(2,131.4)		(5,932.5)		(6,685.5)
Administrative expenses		(2,740.7)		(2,603.1)		(7,615.0)		(7,550.5)
Income before other expense or income		972.5		684.0		3,288.8		1,935.8
Other (expense) income, net		(43.7)		(319.3)		(516.6)		1,444.3
Operating income		928.8		364.7		2,772.2		3,380.1
Finance expense		(1,834.5)		(2,359.7)		(5,799.0)		(6,088.6)
Finance income		1,159.1		1,100.4		3,022.5		3,105.9
Finance expense, net		(675.4)		(1,259.3)		(2,776.5)		(2,982.7)
Share of income of associates and joint ventures, net		843.0		1,736.1		2,145.7		1,717.8
Income before income taxes		1,096.4		841.5		2,141.4		2,115.2
Income tax		(3,008.1)		(171.0)		(3,169.1)		(627.8)
Net (loss) income from continuing operations		(1,911.7)		670.5		(1,027.7)		1,487.4
Income from discontinued operations, net		—		—		—		56.8
Net (loss) income	Ps.	(1,911.7)	Ps.	670.5	Ps.	(1,027.7)	Ps.	1,544.2

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(1,932.5)	Ps.	666.5	Ps.	(1,138.2)	Ps.	1,592.7
Non-controlling interests		20.8		4.0		110.5		(48.5)
Net (loss) income	Ps.	(1,911.7)	Ps.	670.5	Ps.	(1,027.7)	Ps.	1,544.2

Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(0.72)	Ps.	0.25	Ps.	(0.42)	Ps.	0.57
Discontinued operations		—		—		—		0.02
Total	Ps.	(0.72)	Ps.	0.25	Ps.	(0.42)	Ps.	0.59

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GRUPO TELEVISA, S.A.B.
(Registrant)

Date: October 24, 2025	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel